Exhibit 8.1

                                  EXHIBIT 8.1

       FORM OF OPINION OF SILVER, FREEDMAN & TAFF, L.L.P. WITH RESPECT TO
            FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER CONVERSION

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                                  July 1, 1998


Board of Directors
First Independence Corporation
Myrtle & Sixth
Independence, Kansas 67301

         Re:   Merger Conversion of Neodesha Savings and Loan
               Association, FSA into First Federal Savings and Loan Association of Independence, a subsidiary of First Independence Corporation

Gentlemen:

         You have requested this firm's opinion regarding certain federal income tax consequences arising from the following two integrated transactions: (i) the conversion of Neodesha Savings and Loan Association, FSA, a federally chartered mutual savings and loan association ("Neodesha"), into a federally chartered stock savings and loan association (the "Conversion") in accordance with the applicable provisions of the regulations of the Office of Thrift Supervision (the "OTS") governing all savings associations (the "Regulations"); and (ii) simultaneously therewith, the merger in accordance with the Regulations (the "Merger") of Neodesha into First Federal Savings and Loan Association of Independence ("First Federal"), with First Federal to be the resulting institution (the "Resulting Institution"). The Conversion and Merger are hereinafter collectively referred to as the "Merger Conversion." Shares of common stock, par value $0.01 per share ("First Independence Common Stock"), of First Independence Corporation ("First Independence"), the holding company of First Federal, will be offered for sale and issued in connection with the Merger Conversion. The Merger Conversion will be consummated pursuant to the Agreement and Plan of Merger and Reorganization (the "Agreement") entered into as of February 18, 1998, between Neodesha and First Independence and the Plan of Merger Conversion (the "Plan") attached as an exhibit thereto and unanimously approved by the Boards of Directors of Neodesha and First Independence.

         We have examined the Agreement and the Plan and have made such other investigations as we have deemed relevant or necessary for the purposes of this opinion. In our examination of these documents, we have assumed the authenticity of those documents submitted to us as originals and the conformity to authentic original documents of any documents submitted to us as certified, conformed or reproduced copies.


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Board of Directors
July 1, 1998
Page 2

         As to matters of fact which are material to this opinion, we have relied on, and have assumed the accuracy of (i) the representations and warranties made by Neodesha, First Independence and First Federal in the Agreement and the Plan and (ii) the accuracy and completeness of the facts, information and representations contained in the registration statement (the "Prospectus") to be filed with the Securities and Exchange Commission ("SEC") to register the shares of First Independence Common Stock (the "Conversion Stock") that will be issued upon consummation of the Merger Conversion. As to other matters of fact which are material to this opinion, we have relied upon certificates of officers of First Independence, First Federal and Neodesha (the "Facts Certificates"). We have also relied upon an opinion of Ferguson & Company, to the effect that the subscription rights to purchase shares of the Conversion Stock have no ascertainable value.

The Proposed Transaction

         As indicated above, the Agreement and Plan provide that, subject to the receipt of all required regulatory approvals, Neodesha shall convert from the federal mutual to the federal stock form of organization and simultaneously merge with and into First Federal, with First Federal to be the resulting institution in accordance with the applicable provisions of the Regulations. Shares of the Conversion Stock will be offered for sale and issued in connection with the Merger Conversion. The aggregate price, per share price and number of shares of the Conversion Stock to be issued in the Merger Conversion shall be determined in accordance with the Plan. Members of Neodesha and other persons shall receive the right to subscribe for shares of the Conversion Stock to be issued by First Independence in connection with the Merger Conversion in accordance with the Plan and the Regulations. Upon consummation of the Merger Conversion, the corporate existence of First Federal shall be continued, and the separate corporate existence of Neodesha shall cease. The Merger Conversion shall be accomplished in accordance with applicable statutes and regulations and the provisions of the Plan.

         First Independence, First Federal and Neodesha shall cause to be prepared and filed all applications with government agencies which are necessary for consummation of the Merger Conversion, including, without limitation: (i) an Application for Merger Conversion on Form AC to be filed by Neodesha with the OTS, (ii) an Application on Form H-(e)3 to be filed by First Independence with the OTS, which shall include as an exhibit thereto a Merger Application, (iii) a registration statement (the "Registration Statement") with respect to the shares of the Conversion Stock to be issued in the Merger Conversion to be filed by First Independence with the SEC, and (iv) appropriate filings under the securities/blue sky laws of the various states.

         Upon approval of the Application for Merger Conversion by the OTS and the declaration of effectiveness of First Independence's Registration Statement by the SEC, the Agreement and the Plan shall be submitted to the members of Neodesha for their approval. First Independence has approved the Agreement and the Plan in its capacities as the sole stockholder of First Federal and the issuer of the Conversion Stock.


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Board of Directors
July 1, 1998
Page 3

         Upon consummation of the Merger Conversion, all of the assets and property of every kind and character then owned by Neodesha, or which would inure to Neodesha, shall immediately by operation of law be vested in and become the property of First Federal, which shall have, hold and enjoy the same in its own right as fully and to the same extent as the same were possessed, held and enjoyed by Neodesha immediately prior to the consummation of the Merger Conversion. Upon consummation of the Merger Conversion, First Federal shall be deemed to be and shall be a continuation of the entity of Neodesha and shall assume and succeed to all of such rights, obligations, duties and liabilities of Neodesha.

         Upon consummation of the Merger Conversion, First Federal shall establish on its books a liquidation account in accordance with the Plan and
Section 563b.3(f) of the Regulations for the benefit of certain deposit account holders of Neodesha who retain their deposit accounts in First Federal. The function of this liquidation account is to establish a priority on liquidation of First Federal, which priority shall be equal to that of all other liquidation accounts established by First Federal pursuant to the Regulations; the existence of any liquidation account shall not operate to restrict the use or application of any of the capital accounts of First Federal except as provided in the Plan and Section 563b.3(f) of the Regulations.

         In addition to the foregoing description of the proposed transaction, we have made the following factual assumptions in rendering the opinions hereinafter set forth:

          (a) The management of First Independence, First Federal and Neodesha have no knowledge of any plan or intention on the part of Neodesha deposit account holders to withdraw from their deposit accounts subsequent to the proposed Merger Conversion an amount which would reduce their interest in the liquidation account established pursuant to the Plan to an amount which would have, in the aggregate, a value at the time of the proposed Merger Conversion of less than 50 percent of the aggregate interest which the members of Neodesha had prior to the proposed transaction.

          (b) Neither First Independence nor First Federal has any plan or intention to sell or otherwise dispose of any of the assets of Neodesha, except in the ordinary course of business.

          (c) Following the Merger Conversion, First Federal will continue the historic business of Neodesha in a substantially similar nature.

          (d) The liabilities of Neodesha to be assumed by First Federal and the liabilities to which the transferred assets of Neodesha are subject arose in the ordinary course of business of Neodesha.

          (e) There is no intercorporate indebtedness existing between First Independence, First Federal and Neodesha, which was issued, acquired or will be settled at a discount.


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Board of Directors
July 1, 1998
Page 4

          (f) The adjusted bases and the fair market value of the assets of Neodesha to be transferred to First Federal will equal or exceed the sum of its liabilities assumed by First Federal plus the amount of the liabilities, if any, to which the transferred assets are subject.

          (g) First Independence has no current plan or intention to redeem or otherwise acquire any of the shares of the Conversion Stock to be issued in the proposed transaction.

          (h) No shares of the Conversion Stock issued in the proposed transaction will be issued to or purchased by depositor-employees at a discount or as compensation in the proposed transaction.

          (i) Both Neodesha and First Federal utilize a reserve for bad debts in accordance with Section 593 of the Internal Revenue Code of 1986, as amended (the "Code"). Following the transaction, First Federal will likewise continue to utilize a reserve for bad debts in accordance with Section 593.

          (j) No Eligible Account Holders or Supplemental Eligible Account Holders, as defined in the Plan, who maintain their deposit accounts after the Merger Conversion will be excluded from participating in the liquidation account.

          (k) The fair market value of the withdrawable deposit accounts plus interest in the liquidation account of First Federal to be received by Neodesha members under the Plan will be, in each instance, equal to the fair market value of the withdrawable deposit accounts of Neodesha surrendered in exchange therefor.

          (l) The exercise price of the subscription rights received by Eligible Account Holders and other members to purchase shares of the Conversion Stock will be the fair market value of the Conversion Stock at the time of the completion of the Merger Conversion.

          (m) The subscription rights received by Eligible Account Holders and other members to purchase shares of the Conversion Stock will have no ascertainable value.

          (n) No two parties to the transaction are investment companies as defined in sections 368(a)(2)(F)(iii) and (iv) of the Code.

          (o) Neodesha is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.


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Board of Directors
July 1, 1998
Page 5

          (p) First Independence and Neodesha will pay their respective expenses incurred in connection with the transaction, except that First Independence will pay all filing fees and reimburse
               Neodesha for certain expenses incurred in connection with the Merger Conversion.

Analysis

         Section 368(a) of the Code defines the various types of transactions which are considered to be "reorganizations" that are generally tax-free to the corporations involved. As discussed below, the Merger Conversion involves both an "F" reorganization which is applicable to the conversion of Neodesha to stock form and an "A" reorganization which is applicable to the merger of Neodesha with and into First Federal. It is the practice of the Internal Revenue Service (the "IRS") regarding conversion mergers to ignore the conversion step of the proposed transaction and to consider the two steps of such a transaction to be a valid "A" merger reorganization. These considerations are discussed below in greater detail.

Tax Consequences of the Conversion

         Section 368(a)(1)(F) of the Code provides that a mere change in the identity, form or place of organization of one corporation, however effected, is a reorganization. In Rev. Rul. 80-105, 1980-1 C.B. 78, the Internal Revenue Service considered the federal income tax consequences of the conversion of a federal mutual savings and loan association to a state stock savings and loan association. The ruling concluded that the conversion qualified as a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F). The rationale for this conclusion is not clearly expressed in the ruling, but two factors are stressed. First, the changes at the corporate level other than the place of organization and form of organization were regarded as insubstantial. The converted association continued its business in the same manner; it had the same savings accounts and loans. The converted association continued its membership in the Federal Savings and Loan Insurance Corporation ("FSLIC") and remained subject to the regulations of the Federal Home Loan Bank Board ("FHLBB"). Second, the ruling states that the ownership rights of the depositors in the mutual company are Amore nominal than real.@ Although the ruling does not explain the significance of this statement, subsequent administrative interpretations have indicated that the IRS believes these nominal rights are preserved in the liquidation account that is typically established for the depositors' benefit. This approach enables the IRS to distinguish the tax treatment of conversion transactions from the tax treatment of acquisitive transactions in which mutual companies acquire stock companies. See Paulsen v. Commissioner, 469 U.S. 131 (1985); Rev. Rul. 69-6, 1969-1 C.B. 104.


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Board of Directors
July 1, 1998
Page 6

Tax Consequences of the Merger

         Section 368(a)(1)(A) of the Code defines the term "reorganization" to include a "statutory merger" of corporations such as the merger of Neodesha with and into First Federal. Section 1.368-2(b)(1) of the Treasury Regulations provides that, in order to qualify as a reorganization under Section 368(a) (1)
(A) , a transaction must be a merger or consolidation effected pursuant to the corporation laws of the United States or a state. The Agreement provides that the Merger will be accomplished in accordance with applicable laws, rules and regulations.

         Treasury Regulations and case law require that, in addition to the existence of statutory authority for a merger, certain other conditions must be satisfied in order to qualify a proposed transaction such as the Merger as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The "business purpose test," which requires a proposed merger to have a bona fide business purpose, must be satisfied. See 26 C.F.R. Section 1.368-1(c). We believe that the Merger satisfies the business purpose test for the reasons set forth in the Prospectus regarding the Merger Conversion under the caption "The Merger Conversion - Business Purposes." The "continuity of business enterprise test" requires an acquiring corporation either to continue an acquired corporation's historic business or to use a significant portion of its historic business assets in a business. The policy underlying this rule, which is to ensure that reorganizations are limited to readjustments of continuing interests in property under modified corporate form, requires that the determination of compliance with the rule be based upon all of the relevant facts and circumstances. For example, on the issue of business continuity, the fact that First Federal is in the same line of business as Neodesha tends to establish the requisite continuity, but is not alone sufficient. In addition, a corporation=s historic business generally is the business it has conducted most recently. However, a corporation's historic business is not one that it enters into as part of the reorganization. See 26 C.F.R. Section 1.368-1(d). We believe that the continuity of business enterprise test is satisfied because the business conducted by Neodesha immediately prior to the Merger Conversion, including the acceptance of deposits from the public and investment in mortgage loans, will continue to be conducted by First Federal following the proposed transaction. The "continuity of interest doctrine" requires that the continuing common stock interest of the former owners of an acquired corporation, considered in the aggregate, represent a "substantial part" of the value of their former interest, and provide them with a "definite and substantial interest" in the affairs of the acquiring corporation or a corporation in control of the acquiring corporation. Paulsen v. Comm'r, 469 U.S. 131 (1985); Helvering v. Minnesota Tea Co., 296 U.S. 378 (1935); John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935);
Southwest Natural Gas Co. v. Comm'r, 189 F.2d 332 (5th Cir. 1951) , cert. denied, 342 U.S. 860 (1951). In the context of a merger conversion transaction, it is the current practice of the IRS to consider the continuity of ownership interest requirement to be satisfied if an acquired savings and loan association's account holders do not intend to withdraw an amount of their deposit accounts subsequent to the transaction which would reduce their interest in the acquiring company's liquidation account to an amount having, in the aggregate, a value of less than 50 percent of the aggregate interest which the members of the acquired company had prior to the proposed transaction. See Private Letter Ruling number 9049003, representation (a). We have expressly set forth above our assumption, based upon the representations of Neodesha, First Independence and First Federal, that this requirement regarding the preservation of the interest of the Neodesha account holders in the liquidation account of First Federal will be satisfied following the Merger Conversion.


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Board of Directors
July 1, 1998
Page 7

         There is no direct authority upon which we can rely in stating that a conversion to stock form of a mutual savings and loan association and sale of its stock to an acquiring holding company, followed immediately by the merger of the converted savings and loan association with another subsidiary of the acquiring holding company, qualifies as a valid "A" reorganization. However, the practice of the IRS is to ignore the conversion step in a conversion merger transaction and to consider the two steps of the transaction to constitute a valid "A" reorganization. See Private Letter Rulings numbered 9124024, 9049003, 9042058, 8952051 and 8843042.

         Private letter rulings do not represent binding legal authority upon which the parties in a proposed transaction may rely in resisting a challenge by the IRS as to the income tax consequences of a proposed transaction. See Section 6110(j)(3) of the Code. However, such rulings are evidence of the IRS= current position regarding the matter in question and reflect its interpretation and analysis, with which we agree and upon which we base our response to your questions relative to the federal income tax consequences of the Merger Conversion.

Opinions

         Based on the foregoing, our opinions are as follows:

          (1) The conversion of Neodesha from a mutual savings and loan association to a stock savings and loan association will be ignored for federal income tax purposes. Provided that the proposed merger of Neodesha with and into First Federal qualifies as a statutory merger under applicable federal laws and regulations, the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. First Federal and Neodesha will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

          (2) No gain or loss will be recognized to Neodesha on the transfer of its assets to First Federal in exchange for deposit accounts and liquidation accounts in First Federal, and subscription rights to purchase shares of the Conversion Stock, and the assumption by First Federal of the liabilities of Neodesha. See Sections 361(a) and 357(a) of the Code.

          (3) No gain or loss will be recognized by First Federal upon the receipt of the assets of Neodesha in exchange for First Federal deposit accounts and liquidation accounts, subscription rights to purchase shares of the Conversion Stock, and the assumption by First Federal of all of the liabilities of Neodesha.


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Board of Directors
July 1, 1998
Page 8

          (4) First Independence will recognize no gain or loss on the sale of shares of the Conversion Stock in a community offering or through the exercise of the subscription rights. See Section 1032(a) of the Code.

          (5) The basis of the Neodesha assets in the hands of First Federal immediately after the Merger Conversion will be the same as the basis of the assets in the hands of Neodesha immediately prior to the Merger Conversion. See Section 362(b) of the Code.

          (6) The holding period of the Neodesha assets in the hands of First Federal will include, in each instance, the period during which such assets were held by Neodesha immediately prior to the Merger Conversion. See Section 1223(2) of the Code.

          (7) First Federal will succeed to and take into account those items of Neodesha described in Section 381(c) of the Code. See Section 381(a) of the Code and Section 1.381(c)(2)-l of the Treasury Regulations. These items will be taken into account by First Federal, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

          (8)  Pursuant to the  provisions of section  381(c)(4) of the Code and
               Section 1.381(c)(4)-1(a)(1) (ii) of the Treasury Regulations, First Federal will succeed to and take into account, immediately after the Merger, the dollar amounts of those accounts of Neodesha which represent bad debt reserves in respect of which Neodesha has taken a bad debt deduction for taxable years ending on or before the date of the Merger Conversion. Bad debt reserves will have the same character in the hands of First Federal as they would have had in the hands of Neodesha if the Merger Conversion had not occurred. The bad debt reserves will not be required to be restored to gross income of either Neodesha or First Federal for the taxable year of the Merger Conversion, provided that Neodesha meets the requirements of Section 593(a)(2) of the Code at the close of its taxable year ending on the date of the Merger Conversion and First Federal meets the requirements of Section 593(a)(2) of the Code during such taxable year.

          (9) The creation of the liquidation account on the books of First Federal for the benefit of former account holders of Neodesha will not require bad debt reserves to be restored to gross income, nor will creation of such an account affect deductions for additions to reserve for bad debts under Section 593 of the Code or distributions to shareholders under Section 593(e) of the Code.


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Board of Directors
July 1, 1998
Page 9

          (10) Eligible Account Holders and Supplemental Eligible Account Holders will realize gain, if any, upon the exchange of their interests in Neodesha for interests in the liquidation account in First Federal and subscription rights to purchase shares of the Conversion Stock, but such gain shall be limited to the fair market value, if any, of the interests in the liquidation account and the subscription rights received by such persons.

          (11) The basis of the deposit accounts in First Federal immediately after the Merger Conversion received by the respective account holders of Neodesha will be the same as the basis of their deposit accounts in Neodesha immediately prior to the Merger Conversion. See Section 1012 of the Code. The basis of the interest of each Eligible Account Holder and Supplemental
               Eligible Account Holder in the liquidation account of First Federal will be equal to the cost of such property, i.e., the fair market value, if any, of the proprietary interest in First Federal received in exchange for the proprietary interest in Neodesha. The basis of the subscription rights in the hands of the Eligible Account Holders and Supplemental Eligible Account Holders is zero, increased by the amount of gain, if any, recognized upon their receipt.

          (12) Neither Eligible Account Holders, Supplemental Eligible Account Holders, other members, nor eligible officers, directors or employees of Neodesha, will realize any taxable income as a result of the exercise or lapse of subscription rights to purchase shares of the Conversion Stock. See Rev. Rul. 56-572, 1956-2 C.B. 182.

          (13) A purchaser of shares of the Conversion Stock will have an initial basis in such stock equal to the purchase price of such stock, increased (in the case of stock acquired pursuant to the exercise of subscription rights) by the basis, if any, of the subscription rights exercised. See Section 1012 of the Code.

          (14) A purchaser of shares of the Conversion Stock will have a holding period for stock acquired through the exercise of subscription rights which will commence on the date on which the rights were exercised. See Section 1223(6) of the Code. The holding period of the Conversion Stock that will be purchased pursuant to the community offering will commence on the date following the date on which the stock is purchased. See Rev. Rul. 70-598, 1970-2 C.B. 168, and Rev. Rul. 66-97, 1966-1 C.B. 190.


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Board of Directors
July 1, 1998
Page 10

         The opinions expressed above are limited to the income tax consequences of the Merger Conversion under the laws of the United States. Furthermore, our opinions are based on research of the Code, applicable Treasury Regulations, current published administrative decisions of the IRS, and existing judicial decisions as of the date hereof. No assurance can be given that legislative, administrative or judicial decisions or interpretations may not be forthcoming that will significantly change the opinions set forth herein.

         We express no opinions other than those stated immediately above as our opinions. We hereby consent to the filing of this opinion as an exhibit to Neodesha=s Application for Conversion, to First Independence's Application on Form H-(e)3 to the OTS, and to First Independence's Registration Statement.

                                                Very truly yours,


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